UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87677E108
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 16 Pages)

CUSIP No. 87677E108	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,922,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,922,923

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,922,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 28,712,615 shares of common stock outstanding as of September 8, 2021, as disclosed in the issuer’s proxy statement filed with the Securities and Exchange Commission on September 30, 2021.

CUSIP No. 87677E108	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,906
	8	SHARED VOTING POWER 1,922,923[1]
	9	SOLE DISPOSITIVE POWER 9,906
	10	SHARED DISPOSITIVE POWER 1,922,923[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,932,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[2]
14	TYPE OF REPORTING PERSON IN

1	These shares are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 28,712,615 shares of common stock outstanding as of September 8, 2021, as disclosed in the issuer’s proxy statement filed with the Securities and Exchange Commission on September 30, 2021.

CUSIP No. 87677E108	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87677E108	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87677E108	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

Item 1. SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., a Puerto Rico corporation (the “Issuer”). The Issuer’s principal executive offices are located at American International Plaza Building, 250 Muñoz Rivera Avenue, 10th Floor, San Juan, Puerto Rico 00918.

Item 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”);

(ii)	William Heath Hawk (“Mr. Hawk”);

(iii)	Brent D. Rosenthal, as a nominee for the Board of Directors of the Issuer (such Board of Directors, the “Board”);

(iv)	José R. Izquierdo II, as a nominee for the Board; and

(v)	Roxana Cruz-Rivera, as a nominee for the Board (collectively with Ocean Capital and Messrs. Hawk, Rosenthal and Izquierdo, the “Reporting Persons”).

(b)	The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918. The business address of Ms. Cruz-Rivera is 155 Arterial Hostos Golden Court 2, Apt. 216, San Juan, Puerto Rico 00918.

(c)	The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas, (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund, (iv) Mr. Izquierdo is serving as Managing Member of Main line Ventures LLC, a consulting firm, and (v) Ms. Cruz-Rivera is being a solo practitioner tax attorney.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal and Izquierdo and Ms. Cruz-Rivera is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the 1,922,923 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 9,906 shares of Common Stock over which Mr. Hawk has sole voting and dispositive powers were derived from the personal funds of Mr. Hawk. A total of $3,242,153.09, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Page 7 of 16 Pages

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the shares are undervalued and represent an attractive investment opportunity.

On September 23, 2021, Ocean Capital delivered a letter to the Issuer (the “Notice”), providing notice of intent to (i) nominate Brent D. Rosenthal, José R. Izquierdo II, and Roxana Cruz-Rivera (together, the “Nominees”) for election to the Board at the Issuer’s upcoming 2021 annual meeting of shareholders and (ii) propose to repeal any provision of, or amendment, to the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to September 23, 2021, the date of the Notice. In connection with the submission of the Notice, the Reporting Persons and the Nominees filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) on September 30, 2021.

José R. Izquierdo II, age 38, is a San Juan-based attorney with over a decade of experience in both the private and public sectors. Currently, he is the Member and Managing Director of Main Line Ventures, LLC, a firm that counsels corporations, international organizations and world-class athletes on a range of legal, strategic, and developmental matters. Mr. Izquierdo previously served as General Secretary of the World Boxing Organization’s Executive Committee, an international non-profit organization. At the government level, Mr. Izquierdo has served as Executive Director of the Puerto Rico Tourism Company, a public corporation responsible for stimulating, promoting and regulating the development of Puerto Rico’s tourism industry, from 2017 to 2018, member of the Governor of Puerto Rico’s fiscal transition team, member of the Government of Puerto Rico’s Economic Development Council, Assistant Secretary of Economic Development and has sat on numerous boards of directors. Mr. Izquierdo served as Principal at The Law Offices of José R. Izquierdo II. Mr. Izquierdo is a 2005 graduate of Haverford College and holds a Juris Doctorate from the University of Puerto Rico School of Law. Ocean Capital believes Mr. Izquierdo’s extensive leadership experience at both the public and private sectors makes him qualified to serve as a director of the Issuer.

Brent D. Rosenthal, age 49, founded Mountain Hawk Capital Partners, LLC, an investment fund focused on small and microcap equities in the technology, media, telecom (TMT) and food industries, in 2017. He has served as Chairman of the board of directors of comScore, Inc., a media measurement and analytics company, since April 2018 and as a director since January 2016. Mr. Rosenthal has been the Lead Independent Director/Non-Executive Chairman of the board of directors of RiceBran Technologies, a food company, since July 2016 and served as an advisor to the board of directors and executive management of FLYHT Aerospace, a provider of solutions for the aviation industry, from December 2019 to June 2020 and as a member of the FLYHT Aerospace board of directors since June 2020. He also served on the board of directors of SITO Mobile, Ltd., a mobile location-based media platform, from August 2016 to July 2018, and as Non-Executive Chairman of its board of directors from June 2017 to July 2018. Previously, Mr. Rosenthal was a Partner in affiliates of W.R. Huff Asset Management, an employee-owned investment manager, where he worked from 2002 to 2016. Mr. Rosenthal served as the Non-Executive Chairman of Rentrak Corporation, a media measurement and research company, from 2011 to 2016 and as a director from 2008 to 2016. He was Special Advisor to the board of directors of Park City Group, Inc., the parent company of ReposiTrak Inc., a company with a sourcing, compliance management and advanced commerce platform for retailing, from November 2015 to February 2018. Mr. Rosenthal earned his B.S. from Lehigh University and M.B.A. from the S.C. Johnson Graduate School of Management at Cornell University. He is an inactive Certified Public Accountant. Ocean Capital believes Mr. Rosenthal’s board of directors experience and finance background make him qualified to serve as a director of the Issuer.

Roxana Cruz-Rivera, age 46, has more than 20 years of legal experience in a broad range of Puerto Rico and federal tax issues affecting large institutions. She is experienced as an income tax professor, government tax specialist, policy developer and legal business counselor. Ms. Cruz-Rivera is currently a solo practitioner tax attorney. From November 2020 to August 30, 2021, Ms. Cruz-Rivera served as Tax Director of the Tax Advisory Services Division of RSM Puerto Rico, LLC, a consulting firm. From 2018 to 2020, she practiced law as corporate and tax special counsel at Vidal, Nieves & Bauza, LLC, a law firm. She served as Deputy Secretary of the Treasury of the Puerto Rico Treasury Department from 2017 to 2018, where she assisted the Secretary of the Treasury in the supervision and direction of the Department. She was an independent law practitioner from 2013 to 2016 and provided legal counsel to multinational business clients specializing in pharma, tourism, manufacturing and energy. She served as Director and Legal Counsel at Puerto Rico Industrial Development Company from 2009 to 2013, partner at Goldman Antonetti & Cordova, a law firm, from 2005 to 2009, and legal advisor in the Puerto Rico Department of Treasury from 2002 to 2005. Ms. Cruz-Rivera also served as an adjunct professor at Universidad del Sagrado Corazon from 2003 to 2006. Ms. Cruz-Rivera received a B.B.A. in accounting, cum laude, from the University of Puerto Rico, a Juris Doctorate, magna cum laude, from the University of Puerto Rico School of Law, and an L.L.M. in taxation from the New York University School of Law. The Nominating Stockholder believes Ms. Cruz-Rivera’s extensive legal and counseling experience at both the public and private sectors makes her qualified to serve as a director of the Issuer.

Page 8 of 16 Pages

The Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, Board appointments, governance, management, capitalization and strategic plans and matters relating to the closed-end nature of the Issuer. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the closed-end nature of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 28,712,615 Shares outstanding as of September 8, 2021, as disclosed in the Issuer’s proxy statement filed with the SEC on September 30, 2021.

A. Ocean Capital LLC

(a)	As of the close of business on October 4, 2021, Ocean Capital LLC beneficially owned 1,922,923 shares of Common Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,922,923

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,922,923

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Page 9 of 16 Pages

B.	William Heath Hawk

(a)	As of the close of business on October 4, 2021, Mr. Hawk beneficially owned 1,932,829 shares of Common Stock.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 9,906

2. Shared power to vote or direct vote: 1,922,923

3. Sole power to dispose or direct the disposition: 9,906

4. Shared power to dispose or direct the disposition: 1,922,923

(c)	The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Brent D. Rosenthal

(a)	As of the close of business on October 4, 2021, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	José R. Izquierdo II

(a)	As of the close of business on October 4, 2021, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Page 10 of 16 Pages

D.	Roxana Cruz-Rivera

(a)	As of the close of business on October 4, 2021, Ms. Cruz-Rivera beneficially owned 0 shares of Common Stock

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Ms. Cruz-Rivera during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 1,922,923 shares of Common Stock beneficially owned by Ocean Capital and any proceeds from the sale of such shares become assets of Ocean Capital.

(e)	Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have executed a Joint Filing and Solicitation Agreement, dated October 6, 2021, with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A. Other than the Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing and Solicitation Agreement.

Page 11 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 2021

Ocean Capital LLC

	By:	/s/ William Heath Hawk
	Name:	William Heath Hawk
	Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera

Signature Page to Schedule 13D

Page 12 of 16 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Transactions by William Heath Hawk

Settlement Date	Common Shares Purchased (Sold)	Price
9/9/2021	(20,000)	$1.66

Page 13 of 16 Pages

EXHIBIT A

JOINT FILING AND SOLICITATION AGREEMENT

PURSUANT TO RULE 13d-1(k)

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., a Puerto Rico corporation (the “Fund”); and

WHEREAS, Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”), William Heath Hawk, Brent D. Rosenthal, José R. Izquierdo II, and Roxana Cruz-Rivera wish to form a group for the purpose of seeking representation on the Board of Directors of the Fund (the “Board”) at the upcoming annual meeting of stockholders of the Fund (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”) and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 6th day of October 2021 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned (collectively, the “Group”) agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Fund. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Ocean Capital or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member at least 24 hours prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to William Health Hawk of (i) any of their purchases or sales of securities of the Fund; or (ii) any securities of the Fund over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for proposals submitted to stockholders for approval and the election of the persons nominated by the Group to the Board, each at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

Page 14 of 16 Pages

4. Ocean Capital shall have the right to pre-approve all expenses incurred in connection with the Group’s activities and agree to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth herein (collectively, “Communications”) shall be first approved by Ocean Capital, or its representatives, and by William Health Hawk to the extent any such Communications refer to his or her, as applicable, credentials or experience, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of the Fund, as he, or she or it deems appropriate, in his or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Fund, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his or its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by email to William Heath Hawk, c/o: Ocean Capital LLC, [personal information redacted].

10. Each party acknowledges that Ocean Capita shall, in its sole discretion, select and retain counsel for both the Group and Ocean Capital and its affiliates relating to their investment in the Fund.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

Page 15 of 16 Pages

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

DATE: October 6, 2021

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera